EXHIBIT 10.8



                       SUMMARY of DIRECTORS' COMPENSATION



Quipp currently pays each non-employee director an annual cash retainer of $6,000 ($8,000 for the Chairman of the Board and $7,000 for each Committee chair), a fee of $1,200 for attendance at each meeting of the Board of Directors ($600 for each meeting attended by teleconference) and a fee of $400 for each meeting of a Board committee ($200 for each meeting attended by teleconference). Quipp has, in the past, granted an option to newly elected directors to purchase 5,000 shares of Quipp common stock, and may continue this practice in the future. Options previously granted to non-employee directors had an exercise price per share equal to the closing price of Quipp's common stock on the date of grant. The options vested immediately and expire on the tenth anniversary of the date of grant.

Quipp also reimburses directors for expenses relating to their attendance at Board and Board committee meetings